FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2002

Pacific North West Capital Corp.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
(Registrant)

Date: April 4, 2001

(Signature)*

Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

SEC MAIL PROCESSING
RECEIVED
APR 0 5 2002
WASH, D.C. 354 SECTION

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

X	Schedule A
	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Pacific North West Capital Corp.
Issuer Address:	2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Issuer Fax No.:	(604) 685-6550
Issuer Telephone No.:	(604) 685-1870
Contact Name:	Harry Barr
Contact Position:	President
Contact Telephone Number:	(604) 685-1870
Contact Email Address:	ir@pfncapital.com
Web Site Address:	www.pfncapital.com
For Quarter Ended:	2002/01/31
Date of Report:	2002/03/27

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Harry Barr"	Harry Barr	2002/03/27
"John Royall"	John Royall	2002/03/27

PACIFIC NORTH WEST
CAPITAL CORP.

(A Development Stage Company)

FINANCIAL STATEMENTS

31 January 2002 and 2001

Pacific North West Capital Corp.
(A Development Stage Company)

Statement 1

Balance Sheet

Canadian Funds

ASSETS		January 31, 2002		April 30, 2001
Current				
Cash	$	2,092,113	$	2,614,453
Accounts receivable		51,510		61,933
Due from related parties *(Note 6a)*		1,278		1,278
		2,144,901		2,677,664
Restricted Cash - Flow-Through *(Note 7a)*		-		-
Investments *(Note 3)*		64,500		64,500
Loan receivable from related party *(Note 6a)*		15,000		-
Mineral Property Costs - *Schedule (Note 4)*		462,795		463,573
Capital Assets *(Note 5)*		91,305		66,550
	$	2,778,501	$	3,272,287

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	7,523	$	40,332
Due to related parties *(Note 6a)*		-		6,400
		7,523		46,732
Cash Call Payable River Valley *(Notes 4g)*		103,265		217,615
Cash Call Payable Agnew Lake *(Notes 4k)*		365,018		-
Commitments *(Note 9)*				

SHAREHOLDERS' EQUITY				
Share Capital - *Statement 2 (Note 7)*				
Authorized:				
Unlimited number of common voting shares				
Unlimited number of preferred voting shares				
Issued, allotted and fully paid:				
19,863,480 (19,357,480) shares		5,834,040		5,513,980
Deficit - *Statement 3*		(3,531,345)		(2,506,040)
		2,302,695		3,007,940
	$	2,778,501	$	3,272,287

ON BEHALF OF THE BOARD:

"Harry Barr", Director

"John Royall", Director

- See Accompanying Notes -

Pacific North West Capital Corp.
(A Development Stage Company)

Statement 2

Statement of Changes in Shareholders' Equity

Canadian Funds

	Common Shares Number	Common Shares Amount	Accumulated Deficit	Total
Balance - 30 April 1998	6,475,000	$ 541,500	$ (120,623)	$ 420,877
Issuance of shares for:				
- Private placement	3,098,500	1,048,075	-	1,048,075
- Property	20,000	11,600	-	11,600
- Exercise of options	305,000	30,500	-	30,500
Loss for the year	-	-	(550,955)	(550,955)
Balance - 30 April 1999	9,898,500	1,631,675	(671,578)	960,097
Issuance of shares for:				
- Private placements	3,489,000	1,380,600	-	1,380,600
- Property	392,500	206,275	-	206,275
- Exercise of options	784,625	235,576	-	235,576
- Exercise of warrants	1,435,000	376,250	-	376,250
Share issuance costs	-	(91,377)	-	(91,377)
Allotment of shares for:				
- Private placement	44,000	17,600	-	17,600
- Exercise of warrants	45,500	27,300	-	27,300
Loss for the year	-	-	(756,732)	(756,732)
Balance - 30 April 2000	16,089,125	$ 3,783,899	$ (1,428,310)	$ 2,355,589
Issuance of shares for:				
- Private placements	1,760,305	912,750	-	912,750
- Property	105,000	76,900	-	76,900
- Exercise of options	222,150	83,357	-	83,357
- Exercise of warrants	1,180,900	659,360	-	659,360
Share issuance costs	-	(2,286)	-	(2,286)
Loss for the year	-	-	(1,077,730)	(1,077,730)
Balance - 30 April 2001	19,357,480	$ 5,513,980	$ (2,506,040)	$ 3,007,940
Issuance of shares for:				
- Private placements	-	-	-	-
- Property	296,000	190,460	-	190,460
- Exercise of options	110,000	62,600	-	62,600
- Exercise of warrants	100,000	67,000	-	67,000
Share issuance costs	-	-	-	-
Loss for the year	-	-	(1,025,305)	(1,025,305)
Balance - 31 January 2002	19,863,480	$ 5,834,040	$ (3,531,345)	$ 2,302,695

- See Accompanying Notes -

Pacific North West Capital Corp.
(A Development Stage Company)

Statement 3

Statement of Loss and Deficit

Canadian Funds

	For the three months ended January 31, 2002	For the three months ended January 31, 2001	For the nine months ended January 31, 2002	For the nine months ended January 31, 2001
Expenses				
Investor and shareholder relations	$ 90,555	$ 65,842	$ 241,372	$ 208,857
Consulting fees	42,507	29,488	139,461	112,219
Travel, lodging and food	13,665	10,068	127,552	94,640
Accounting and audit	11,933	30,068	35,141	42,410
Management fees	17,280	12,000	48,000	46,000
Office	15,358	14,169	46,050	53,525
Telephone and utilities	4,975	13,115	20,867	42,801
Rent	13,437	20,898	40,310	33,298
Salaries and benefits	17,615	9,747	48,518	26,275
Transfer agent and regulatory fees	7,858	10,820	81,200	27,768
Legal	6,897	6,195	18,716	16,967
Interest and bank charges	650	-	2,144	-
Loss Before the Undernoted	242,730	222,410	849,331	704,760
Mineral property costs written off	335,076	103,243	335,076	110,780
Interest and other income	(13,600)	(25,825)	(61,192)	(59,835)
Project management fees	-	(184,238)	(97,910)	(184,238)
Loss for the Period	564,206	115,590	1,025,305	571,467
Deficit - Beginning of period	2,967,139	1,884,187	2,506,040	1,428,310
Deficit - End of Period	$ 3,531,345	$ 1,999,777	$ 3,531,345	$ 1,999,777

- See Accompanying Notes -

Pacific North West Capital Corp.
(A Development Stage Company)

Statement 4

Statement of Cash Flows

Canadian Funds

Cash Resources Provided by (Used In)	For the three months ended January 31, 2002	2001	For the nine months ended January 31, 2002	2001
Operating Activities				
Loss for the period	$ (564,206)	$ (115,590)	$ (1,025,305)	$ (571,467)
Items not affecting cash				
Mineral property costs written off	335,076	110,780	335,076	110,780
Amortization	-	20,553	-	7,465
Changes in non-cash working capital	119,955	(185,842)	(61,926)	(261,041)
	(349,085)	(170,099)	(752,155)	(714,263)
Investing Activities				
Purchase of investments	15,000	-	-	-
Mineral property costs	(645,192)	(368,400)	(2,633,883)	(1,639,861)
Option payment received - Kaymin Resources Limited	-	-	200,000	1,054,255
Kaymin Resources Limited advance	896,693	31,505	2,299,585	-
Cash call payable	147,860	(27,019)	250,668	(27,019)
Purchase of capital assets	(7,438)	(957)	(24,755)	(51,848)
	406,923	(364,871)	91,615	(664,473)
Financing Activities				
Due to related parties	15,000	17,321	8,600	15,566
Share capital issued and allotted	4,700	1,287,010	129,600	1,636,268
	19,700	1,304,331	138,200	1,651,834
Net Increase in Cash	77,538	769,361	(522,340)	273,098
Cash position - Beginning of period	2,014,575	1,497,821	2,614,453	1,994,084
Cash Position - End of Period	$ 2,092,113	$ 2,267,182	$ 2,092,113	$ 2,267,182
Cash Position Consists of:				
Cash	2,092,113	$ 1,497,821	$ 2,092,113	1,497,821
Restricted cash	-	-	-	-
	$ 2,092,113	$ 1,497,821	$ 2,092,113	$ 1,497,821
Supplemental Disclosure of Non-Cash Investing and Financing Activities				
Shares issued for mineral properties	$ 14,260	$ -	$ 190,460	$ -

- See Accompanying Notes -

Pacific North West Capital Corp.
(A Development Stage Company)

Schedule of Mineral Property Costs

For the Period Ended 31 January

Canadian Funds

	Acquisition Costs 2002	Exploration Costs 2002	January 31 2002	April 30 2001
Ontario Properties				
River Valley				
Drilling	$ -	$ 678,153	$ **678,153**	$ **643,332**
Engineering and geological consulting	-	255,554	**255,554**	**310,879**
Assays and geochemical	-	277,012	**277,012**	**244,849**
Field expenses	-	152,443	**152,443**	**192,821**
Excavating	-	-	-	**94,883**
Geophysics	-	24,750	**24,750**	**91,595**
Option payments	151,500	-	**151,500**	**80,501**
Equipment	-	8,455	**8,455**	**64,124**
Sampling	-	54,749	**54,749**	**47,083**
Project management fees	-	97,910	**97,910**	-
Option payments received – Kaymin	-	-	-	-
Kaymin advances	(60,000)	(1,549,026)	**(1,609,026)**	**(1,732,068)**
	91,500	-	**91,500**	**37,999**
Goldwright				
Geophysics	-	955	**955**	**38,822**
Engineering and geological consulting	-	14,237	**14,237**	**29,547**
Assays and geochemical	-	12,637	**12,637**	**4,550**
Field expenses	-	3,953	**3,953**	**3,615**
Drilling	-	48,721	**48,721**	-
Kaymin advances	-	(80,503)	**(80,503)**	**(69,632)**
	-	-	-	**6,902**
Frontier				
Engineering and geological consulting	-	-	-	**3,318**
Kaymin advances	-	-	-	**(31,318)**
	-	-	-	**(28,000)**
Western Front				
Engineering and geological consulting	-	15,419	**15,419**	-
Option payments	15,000	-	**15,000**	-
Field expenses	-	13,472	**13,472**	-
Geophysical	-	16,067	**16,067**	-
Geological sampling	-	10,916	**10,916**	-
Kaymin advances	(15,000)	(55,874)	**(70,874)**	-
	-	-	-	-
Washagami				
Engineering and geological consulting	-	-	-	**7,730**
Assays and geochemical	-	-	-	**1,385**
Field expenses	-	-	-	**623**
Kaymin advances	-	-	-	**(34,938)**
	-	-	-	**(25,200)**
Balance Carried Forward	$ 91,500	$ -	$ **91,500**	$ **(8,299)**

- See Accompanying Notes -

Pacific North West Capital Corp.
(A Development Stage Company)

Schedule
(Continued)

Schedule of Mineral Property Costs

For the Period Ended 31 January

Canadian Funds

	Acquisition Costs 2002	Exploration Costs 2002	January 31 2002	April 30 2001
Balance Forward	$ 91,500	$ -	**$ 91,500**	**$ (8,299)**
Razor (formerly TRC Sudbury)				
Option payments	-	-	**-**	**13,000**
Kaymin advances	-	(3,000)	**(3,000)**	**(10,000)**
	-	(3,000)	**(3,000)**	**3,000**
Racicot				
Option payments	-	-	**-**	**19,200**
Staking	-	-	**-**	**1,500**
Engineering and geological consulting	-	-	**-**	**1,042**
Drilling	-	-	**-**	**-**
Administration fees	-	-	**-**	**-**
Costs recovered - Consolidated Venturex Holdings Ltd.	-	-	**-**	**-**
	-	-	**-**	**21,742**
Agnew Lake				
Engineering and geological consulting	-	112,527	**112,527**	**94,824**
Geophysics	-	30,625	**30,625**	**93,046**
Option payments	120,940	-	**120,940**	**50,500**
Field expenses	-	111,354	**111,354**	**16,401**
Assays and geochemical	-	89,839	**89,839**	**7,798**
Excavating	-	27,900	**27,900**	**750**
Drilling	-	74,319	**74,319**	**-**
Equipment	-	23,880	**23,880**	**-**
Sampling	-	68,738	**68,738**	**750**
Finders fee	100,000	-	**100,000**	**-**
Option payments received	(426,205)	-	**(426,205)**	**-**
Kaymin advances		(539,182)	**(539,182)**	**-**
	(205,265)	-	**(205,265)**	**264,069**
Platina (formerly Joubin)				
Option payments	-	-	**-**	**16,400**
Field expenses	-	58,398	**58,398**	**-**
Staking	-	-	**-**	**5,112**
	-	58,398	**58,398**	**21,512**
Lac Panache				
Engineering and geological consulting	-	-	**-**	**44,111**
Option payments	-	-	**-**	**27,000**
Geophysics	-	-	**-**	**15,625**
Assays and geochemical	-	-	**-**	**5,412**
Field expenses	-	-	**-**	**4,618**
Sampling	-	-	**-**	**125**
	-	-	**-**	**96,891**
Balance Carried Forward	$ (113,765)	$ 55,398	**$ (58,367)**	**$ 398,915**

- See Accompanying Notes -

Pacific North West Capital Corp.
(A Development Stage Company)

Schedule
(Continued)

Schedule of Mineral Property Costs

For the Period Ended 31 January

Canadian Funds

	Acquisition Costs 2002	Exploration Costs 2002	January 31 2002	April 30 2001
Balance Forward	$ (113,765)	$ 55,398	$ (58,367)	$ 398,915
Sudbury – General				
Engineering and geological consulting	-	111,281	111,281	106,952
Field expenses	-	11,177	11,177	34,856
Assays and geochemical	-	660	660	3,277
	-	123,118	123,118	145,085
Thunder Bay				
Engineering and geological consulting	-	146	146	-
Drilling	-	-	-	-
Option payments	18,100	-	18,100	-
Staking expenses	18,111	-	18,111	-
Field expenses	-	804	804	-
Assays and geochemical	-	-	-	-
	36,211	950	37,161	-
Labrador Property				
Renewal fees	-	-	-	-
Recovery of costs	-	-	-	-
	-	-	-	-
Newfoundland Property				
Engineering and geological consulting	-	1,086	1,086	34,669
Field expenses	-	-	-	16,625
Assays and geochemical	-	-	-	3,631
Option payments	-	-	-	-
	-	1,086	1,086	54,925
Quebec Property				
Engineering and geological consulting	-	85,969	85,969	-
Field expenses	-	56,502	56,502	-
Assays and geochemical	-	10,577	10,577	-
Staking	34,052	-	34,052	-
Option payments	44,200	-	44,200	-
	78,252	153,048	231,300	-
Costs for the Period	698	333,600	334,298	598,925
Balance – Beginning of period	174,553	289,020	463,573	307,995
Mineral property costs written off	(99,764)	(235,312)	(335,076)	(443,347)
Balance - End of Period	$ 75,487	$ 387,308	$ 462,795	$ 463,573

- See Accompanying Notes -

Notes to Financial Statements

31 January 2002
Canadian Funds

1. Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

a) Investments

Investments are recorded at the lower of cost or market value. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

b) Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

c) Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

d) Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization. The company provides for amortization for furniture and office equipment using the declining balance method at 20%. One-half of the above rate is taken in the year of acquisition.

Notes to Financial Statements

31 January 2002
Canadian Funds

---

1. Significant Accounting Policies - *Continued*

e) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company. No compensation expense is recognized for stock options.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

f) Loss per Share

Basic loss per share calculations are based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been disclosed as it is anti-dilutive.

g) Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

h) Income Taxes

In the current year, the company changed its policy for accounting for income taxes by adopting the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The adoption of the asset and liability method did not impact amounts reported in the prior year.

---

2. Fair Value of Financial Instruments

The company's financial instruments consist of cash, accounts receivable, amounts due to/from related parties, investments, accounts payable and cash call payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

---

3. Investments

Details are as follows:

	January 31 2002	April 30 2001
250,000 (2000 - 250,000) common shares of Goldwright Explorations Inc.	$ 50,000	$ 50,000
150,000 (2000 - 150,000) common shares of Consolidated Venturex Holdings Ltd.	14,500	14,500
	$ 64,500	$ 64,500

All investments represent less than a 5% ownership of the respective companies.

4. Mineral Properties

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Total January 31 2002	Total April 30 2001
Ontario Properties					
River Valley	$ 129,500	$ 4,067,201	$ (4,067,201)	$ 129,500	$ 38,000
Goldwright	-	396,951	(396,950)	1	1
Frontier	2,000	3,318	(3,318)	2,000	2,000
Janes – McNish	9,000	-	-	9,000	9,000
Washagami	3,000	9,738	(9,738)	3,000	3,000
Razor (formerly TRC Sudbury)	5,000	-	-	5,000	5,000
Racicot	27,900	11,954	-	39,854	39,854
Agnew Lake	100,000	539,182	(539,182)	100,000	264,069
Platina (formerly Joubin)	-	-	-	-	21,512
Western Front	-	55,874	(55,874)	-	-
Sudbury General	-	55,056	-	55,056	-
Thunder Bay	36,211	950	-	37,161	-
Labrador Property	1	-	-	1	1
Quebec Property	-	-	-	-	-
Newfoundland Property	17,640	64,582	-	82,222	81,136
	$ 330,252	$ 5,204,806	$ (5,072,263)	$ 462,795	$ 463,573

4. Mineral Properties - *Continued*

a) River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company can acquire up to a 100% interest in 226 claim units, known as the River Valley Property, located in Dana and Pardo Townships, in the Sudbury Mining District, Ontario. As consideration, the company at its option, must issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	*(paid)*	$	15,000	-
Upon completion of due diligence and approval by regulatory authorities	*(paid and issued)*		35,000	200,000
On or before 15 January 2000	*(paid and issued)*		45,000	50,000
On or before 15 January 2001	*(paid and issued)*		50,000	50,000
On or before 15 January 2002	*(paid and issued)*		60,000	150,000
On or before 15 January 2003			60,000	150,000
		$	265,000	600,000

In addition to the above, minimum annual exploration expenditures of $100,000 must be completed on or before 1 October 1999, 2000, 2001, and 2002. The company has met all requirements for the minimum exploration expenditures as per the agreement.

The property is subject to a 3% Net Smelter Royalty. The company, at its option, can purchase up to 2% Net Smelter Royalty from the vendors for $2,000,000.

b) Goldwright Property

By agreement dated 30 June 1998 and amended 15 September 1998, 30 August 1999 and 6 October 2000, the company can acquire a 25% interest in a private company, Goldwright Explorations Inc. ("Goldwright"), which has 100% interest in certain mineral claims known as the Janes & Kelly properties, located in the Janes and Kelly Townships, in the Sudbury Mining District, Ontario. The company has an option to earn this interest by funding exploration programs via the purchase of Goldwright shares. The company has purchased 250,000 units of Goldwright at $0.20 per unit *(Note 3)* and has the option to purchase 750,000 additional units at $0.20 per unit. Each unit consists of one share and one share purchase warrant that expires two years from their date of grant (expired during the year without exercise). The company retains the right to participate in all share issuances of Goldwright to maintain its proportionate interest. As the company owns less than 5% of the issued capital of Goldwright, the shares are carried at the lower of cost or market *(Note 3)*.

On November 1st. 2001, the company notified Goldwright the Kelly property would no longer constitute part of the Goldwright agreement.

4. Mineral Properties - *Continued*

b) Goldwright Property - *Continued*

In addition, the company could have obtained up to a 70% interest in the properties held by Goldwright by fulfilling the following commitments:

		Exploration Expenditures	Percentage Earned in the Properties
On or before 27 January 2000	*(completed)*	$ 150,000	
On or before 31 May 2001	*(completed (i))*	200,000	25%
On or before 27 January 2002		250,000	
On or before 27 January 2003		400,000	50%
Completion of a feasibility study within 2 years of obtaining a 50% interest			60%
Arranging 100% financing to bring the property into production within 5 years of obtaining a 50% interest			70%
		$ 1,000,000	

i) Completed during the quarter ended July 31, 2001, earning the company a 25% interest in the property.

The company has notified Goldwright that it will not participate in earning a 70% interest in the property. In the event that Goldwright expends additional funds on the property, the company's 25% interest will be diluted.

Certain of the above properties are subject to a 2% Net Smelter Royalty.

c) Frontier Property

By agreement dated 23 February 1999 and amended 12 April 1999 and 30 September 1999, the company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, in the Sudbury Mining District, Ontario for consideration of $30,000. The property is subject to a 2% net smelter royalty.

d) Janes - McNish Property

During 1998 and 1999, the company acquired, by staking, a 50% interest in certain mineral claims located in the Janes and McNish Townships, in the Sudbury Mining District, Ontario.
During the current year, these claims were allowed to expire.

e) Washagami Property

By agreement dated 23 February 1999 and amended 7 July 1999 and 30 September 1999, the company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Towhships, in the Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% Net Smelter Royalty.

4. Mineral Properties - *Continued*

f) Razor Property *(formerly TRC Sudbury)*

By agreement dated 28 March 2000, the company has acquired a 100% interest in certain properties located in the Dana Township, in the Sudbury Mining District, Ontario. As consideration the company, at its option, must make the following payments:

			Option Payments
Upon execution of the agreement	*(paid)*	$	2,000
On or before 30 April 2000	*(paid)*		3,000
On or before 30 April 2001	*(paid)*		10,000
On or before 30 April 2002	*(paid)*		15,000
		$	30,000

The properties are subject to a 2% Net Smelter Royalty.

g) River Valley Farm In

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited ("Kaymin"), a fully owned subsidiary of Anglo American Platinum Corporation Ltd. an option to earn up to a 65% interest in certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Janes - McNish property, the Washagami property and the Razor property *(Notes 4a-f respectively)*, in the Sudbury Region of Ontario. Kaymin may earn, at its option, a 50% interest by paying the company $300,000 (received) and making the following exploration advances:

On or before 31 December 1999	*(completed)*	$	500,000
On or before 31 December 2000	*(completed)*		1,000,000
On or before 31 December 2001	*(completed)*		1,000,000
On or before 31 December 2002	*(completed)*		1,000,000
On or before 31 December 2003	*(completed)*		500,000
		$	4,000,000

As of July 12, 2001, Kaymin had spent in excess of $4,000,000. In January 2002, Kaymin delivered its vesting notice and now holds a 50% interest and has elected to enter into a joint venture. Under this joint venture agreement Kaymin is responsible for all exploration expenditures until a feasibility study is completed, which earns Kaymin an additional 10% interest. In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.

4. Mineral Properties - *Continued*

g) River Valley Farm In - *Continued*

If Kaymin does not give Joint Venture Notice within six months after Kaymin has earned a 50% interest, the company has the option to purchase Kaymin's interest for $4,000,000. The company would remain as operator and could propose additional programs in which Kaymin participated by paying its proportionate share. Kaymin could also propose additional budgets whereby the company would not participate but only with the company's consent.

The above agreement is subject to various Net Smelter Royalties ranging from 2% to 3%.

150,000 common shares of the company at a price of $0.40 per share were issued as a finder's fee to a third party for this agreement.

During the current year, Kaymin advanced funds to be spent on the property and the advanced funds, less the expenditures made, have been recorded as a cash call payable of $103,265.

h) Racicot Property

By agreement dated 1 January 1999 and amended 30 September 1999, the company acquired a 100% interest in certain mineral claims, known as the Kelly/Davis and Sargesson Lake properties, located in the Janes, Davis and Kelly Townships, in the Sudbury Mining District, Ontario. As consideration, the company made payments of $68,400 and incurred a minimum of $30,000 in exploration expenditures.

The property is subject to a 2% Net Smelter Royalty. The company, at its option, can purchase 1% of the Net Smelter Royalty from the vendors for $400,000 and has the right of first refusal on the remaining 1% Net Smelter Royalty.

i) Consolidated Venturex Holdings Ltd.

By agreement dated 5 February 1999, the company granted to Consolidated Venturex Holdings Ltd. ("Venturex") an option to earn a 50% interest in certain properties, including those covered in the Racicot agreement *(Note 4h)*, located in the Sudbury Region of Ontario. Venturex could earn, at its option, a 50% interest by paying the company $27,500 (received) and issuing 200,000 common shares of Venturex (150,000 received) and incurring $500,000 in exploration expenditures ($218,250 completed).

During the year ended 30 April 2000, Venturex advanced funds to be spent on the property and the advanced funds, less the expenditures made, have been recorded as a cash call payable of $27,019.

During the year ended April 30, 2001, the agreement was terminated by Venturex.

4. Mineral Properties - *Continued*

j) Agnew Lake Property

By agreement dated 15 August 2000, the company can acquire a 49.5% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, in the Sudbury Mining District, Ontario. As consideration the company, at its option, must incur $500,000 of exploration expenditures on the property by 15 August 2004 and fulfil the following commitments:

			Option Payments	Shares
Upon execution of the agreement	*(paid and issued)*	$	30,000	25,000
On or before 18 June 2001	*(paid and issued)*		35,000	25,000
On or before 18 June 2002			35,000	-
On or before 18 June 2003			45,000	-
On or before 18 June 2004			55,000	-
		$	200,000	50,000

The property is subject to a 1% carried interest and up to a 2% Net Smelter Royalty.

k) Agnew Lake Farm In

By agreement dated 25 May 2001, the company and New Millennium Metals Corporation ("Millennium") collectively optioned to Kaymin up to a 65% interest in the Agnew Lake property *(Note 4j)*, located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the property by:

i) incurring exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	$	1,400,000
By 31 December 2002	$	2,650,000
By 31 December 2003	$	4,150,000
By 31 December 2004	$	6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of approximately $226,000 *(received)*. Once a minimum of $2,400,000 has been spent on the property, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on its expenditures to date divided by $6,000,000.

ii) Making cash payments to the company and Millennium of $200,000 each *(received)*.

During the current year, Kaymin advanced funds to be spent on the property and the advanced funds, less the expenditures made, have been recorded as a cash call payable of $365,018.

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and Millennium and completing a feasibility study. A further 3%, increasing ownership to 60%, can be earned by arranging for funding all costs for development and construction to commercial production. The company and Millennium are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

4. Mineral Properties - *Continued*

k) Agnew Lake Farm In - *Continued*

Under the agreement, Kaymin, at its option, has the right to purchase a further 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% net smelter royalty.

l) Platina Property (formerly Joubin)

By letter agreement dated 19 January 2001, the company can earn a 100% interest in a certain mineral claim located in Joubin Township, in the Sault Ste. Marie Mining District, Ontario. As consideration the company, at its option, must fulfil the following commitments:

			Payments	Shares
Upon execution of the agreement	*(paid)*	$	7,500	-
Upon receipt of regulatory approval	*(issued)*		-	10,000
On or before 19 January 2002			10,000	15,000
On or before 19 January 2003			15,000	20,000
On or before 19 January 2004			27,500	5,000
		$	60,000	50,000

Any interests in mineral claims subsequently acquired by either the vendors or the company within a distance of 4 claim units from the perimeter of the Platina claim shall automatically become part of the property to this letter agreement.

The property is subject to a 2% Net Smelter Royalty. The company may purchase the 2% Net Smelter Royalty owned by the vendors for $2,000,000 or 1% Net Smelter Royalty for $1,000,000.

During the third quarter ended January 31, 2002, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

m) Lac Panache Property

By agreement dated 27 March 2000, the company could acquire a 100% interest in certain properties, known as Lac Panache, located in the Dieppe and Truman Townships, in the Sudbury Mining District, Ontario. As consideration, the company, at its option, was required to make payments of $105,000 ($15,000 paid), issue 200,000 shares (20,000 issued) and incur exploration expenditures on the property at a cost not less than $65,000 by each annual anniversary date of the agreement.

During the year ended April 30, 2001, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

4. Mineral Properties - *Continued*

n) Loney Property

By agreement dated 9 July 1999 and amended 30 September 1999, the company could acquire a 100% interest in certain properties located in the Kelly Township, in the Sudbury Mining District, Ontario. As consideration the company, at its option, was required to make payments totalling $72,600 ($19,200 paid).

During the year ended April 30, 2001, management decided to abandon this property and accordingly all related costs have been written off.

o) Luhta Langmuir Property

By agreement dated 1 October 1999, the company could acquire a 100% interest in certain properties located in Langmuir Township, Ontario. As consideration the company, at its option, was required to make payments totalling $20,000 ($5,000 paid) and issue 50,000 shares (12,500 issued).

During the prior year ended April 30, 2000, management decided to abandon this property and accordingly all related costs have been written off.

p) Thunder Bay Property

By agreement dated 15 November 2001, the company can acquire a 100% interest in certain properties located in the Thunder Bay area of Ontario. As consideration the company, at its option, is required to make payments totalling $77,500 ($7,500 paid), issue 60,000 shares (20,000 issued) and incur $750,000 in exploration expenditures before December 31, 2005.

The optionor retains a 3% net smelter royalty on the property.

q) Labrador Property

By agreement dated 11 March 1998, the company acquired a 50% interest in certain properties located in Labrador, known as the Konrad, Umiakovik and Harp Lake properties. As consideration, the company issued 300,000 common shares at a price of $0.20 per share.

The properties are subject to a 2% Net Smelter Royalty.

During the year ended April 30, 2001, management wrote down this property to $1.

As at 30 April 2001, the company continues to hold an interest in two licenses representing 172 mineral claims.

r) Newfoundland Property

The company has a 100% interest in certain properties located in Newfoundland. These properties were acquired by staking and there are no underlying payments or royalties associated with the properties.

Notes to Financial Statements

31 January 2002
Canadian Funds

4. Mineral Properties – *Continued*

s) Schefferville, Quebec Property

By letter agreement dated 6 June 2001, the company has the option to acquire a 100% interest on certain mineral claims, known as the Schefferville PGM claims, in the Schefferville area of Quebec. As consideration, the company must undertake the following:

	Cash Payments	Issue Shares	Incur Exploration Expenditures
Upon regulatory approval (*paid and issued*)	$ 15,000	20,000	
Within 30 days of receipt of technical report for 2001 program		20,000	
Within one year of regulatory approval	20,000	20,000	$ 200,000
Within two years of regulatory approval	25,000		200,000
Within three years of regulatory approval	30,000		200,000
Within four years of regulatory approval	35,000		200,000
	$ 125,000	60,000	$ 800,000

The optionor retains a 2.5% net smelter royalty on the property.

A finder's fee of $10,000 was paid to a third party.

During the third quarter ended January 31, 2002, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

5. Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	**January 31 2002 Net Book Value**	April 30 2001 Net Book Value
Furniture and office equipment	$ 104,168	$ 12,863	**$ 91,305**	$ 66,550

6. Related Party Transactions

Details are as follows:

a) The amounts due to/from related parties are non-interest bearing and have no specific repayment terms. It is anticipated that these amounts will be settled within the next fiscal year and have accordingly been classified as current.

b) An amount of $15,000 is due from International Freegold Mineral Development Inc., a public company with directors in common. This amount has a 10% annual interest rate with no specific repayment terms.

c) During the year, engineering and consulting fees of $82,840 were paid to a director.

d) During the year, a finders fee of $100,000 was paid to a director.

e) During the year, rent in the amount of $40,310 was paid to a company controlled by an officer and director.

f) During the year, management fees of $48,000 were paid to a company controlled by a director.

g) During the year, fees for consulting services in the amount of $38,140 were paid to an officer and a company controlled by the officer.

7. Share Capital

a) Flow-Through Shares

Flow-through shares are shares issued by a company which incurs certain resource expenditures and renounces them allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

On 24 December 1999, the company issued 2,500,500 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant. Gross proceeds of the flow-through issue was $1,000,200. Each full warrant entitled the holder thereof to purchase one additional common share of the company at a purchase price of $0.60 expiring 31 December 2000 (437,500 warrants were exercised for proceeds of $262,500 during the year. The remaining 767,250 warrants expired unexercised).

On 7 December 2000, the company issued 669,643 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant. Gross proceeds of the flow-through issue was $375,000. Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.67 expiring 7 December 2001. An 8% finder's fee was paid on this flow-though private placement by way of a share issuance of 53,572 shares.

7. Share Capital - *Continued*

a) Flow-Through Shares - *Continued*

On 8 December 2000, the company issued 960,268 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant. Gross proceeds of the flow-through issue was $537,750. Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.67 expiring 8 December 2001. An 8% finder's fee was paid on this flow-though private placement by way of a share issuance of 76,822 shares.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-throughs are restricted in use for Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from the flow-through issuance which are not spent at 30 April and which are held in trust for such expenditures. This has been shown on the balance sheet as restricted cash flow-through.

b) Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors. The exercise price of an option is not less than the closing price on the Canadian Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date.

As at 31 January 2002, the following share purchase options were outstanding:

Shares	Exercise Price	Date
11,000	$ 0.47	17 August 2003
120,000	$ 0.60	20 April 2004
13,000	$ 0.44	20 October 2004
469,500	$ 0.83	28 February 2005
30,000	$ 2.10	3 May 2005
505,000	$ 0.60	3 May 2005
389,000	$ 0.60	15 December 2005
435,000	$ 0.60	21 December 2006
1,972,500		

7. Share Capital - *Continued*

c) Share Purchase Warrants

As at 31 January 2002, the following flow-through share purchase warrants were outstanding:

Shares	Exercise Price	Date
334,822	$ 0.70	30 December 2002
380,134	$ 0.70	30 December 2002
714,956		

d) Escrow Shares

As at 31 January 2002, there are NIL shares held in escrow.

8. Income Taxes

The company has incurred certain mineral property related expenditures of approximately $3,865,000 which may be carried forward indefinitely. These expenditures may be used to reduce prescribed taxable income in future years.

The company has non-capital losses for tax purposes of approximately $119,000 which may be carried forward and expire as follows:

	Amount
2004	$ 26,000
2005	93,000
	$ 119,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

9. Commitments

a) By agreement effective 17 August 1999, the company entered into a three-year management agreement with a company controlled by a director and officer. Compensation is $4,000 per month for the first year, $4,800 per month for the second year and $5,760 per month for the third year plus benefits. The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place. This agreement is renewable at three year periods with mutual consent. The company may terminate the agreement at any time but will be responsible to pay $48,000 plus one year's compensation.

b) By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five year lease for premises with a company controlled by a director and officer. Minimum basic rent is as follows:

		Amount
2002	$	32,760
2003		32,760
2004		32,760
2005		32,760
2006 (expiry in June 2006)		16,380
	$	147,420

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

	Schedule A
X	Schedules B and C

(Place X in appropriate categor

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC NORTH WEST CAPITAL CORP.	02/01/31	02/03/27

ISSUER'S ADDRESS

2303 WEST 41ST. AVENUE

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER,	B.C.	V6M 2A3	604-688-2582	604-685-1870

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HARRY BARR	PRESIDENT	604-685-1870

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.pfncapital.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"HARRY BARR"	HARRY BARR	02/03/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"JOHN ROYALL"	JOHN ROYALL	02/03/27

(Electronic signatures should be entered in "quotations".)

Management Discussion
Third Quarter

The third quarter for Pacific North West Capital Corp. (PFN) continued to be very positive, with encouraging exploration results on the River Valley Property Platinum Group Metal Property (PGM), located 65 km northeast of Sudbury, Ontario.

The Phase 5 $2,257,300 drill program, which commenced in November 2001, continues to expand the known platinum-group-metal (PGM) sulphide mineralization on the Company's River Valley Project. The program is aimed initially at doubling the current 600,000 ounce PGM Mineral Resource Estimate, prepared by Derry, Michener, Booth and Wahl Consultants Ltd. in mid October 2001.

Two drill rigs are operating on the property and as of February 19th, 38 holes had been completed. An estimated 80 holes are expected to be completed by the end of May bringing the number of holes drilled on the Property to about 220. Data from these new holes will be incorporated into to a new Mineral Resource Estimate which is expected to be completed by June 2002. Derry, Michener, Booth and Wahl Consultants Ltd. will once again carry out this study.

The Management of PFN is extremely encouraged by the recent drilling results. In addition an induced polarization survey conducted in the Banshee Lake area, has identified a more than 600m long induced polarization anomaly, which will be drill tested. There remain a significant number of prime drill targets to be tested, including the Banshee Lake and others south and south east of Lismer's Ridge, and as the mineralization at Dana South and Lismer's Ridge is open to depth, it has become apparent that three drill rigs will be necessary to accelerate the program.

In January Anglo American Platinum Corporation Limited notified PFN it had formally elected to enter into a Joint Venture with PFN on the River Valley Project. Anglo Platinum has now earned a 50% interest, and may increase its interest to 60% by providing 100% of additional funding required to complete a feasibility study and subsequently to 65% by arranging 100% of the financing required to place the project into commercial production. Anglo Platinum further advised that it wished PFN to continue as Project Manager for the River Valley Project. Anglo Platinum is the world's largest platinum producer.

Approved funding by Anglo Platinum for the 2002 River Valley Project exploration program is CDN$2,257,300.

On another matter Anglo Platinum is financing PFN's Agnew Lake PGM project, located 60 km west of Sudbury, Ontario. The Company is currently completing a $1.2 million Phase 1 Program and results from this project are expected in mid April 2002.

PFN is an aggressive well-financed North American PGM Explorer. On behalf of the Board of Directors I thank you for your continued support and should you have any questions please not hesitate to contact me directly at 1.800.667.1870 or by email at hbarr@pfncapital.com

Summary of Results of the Operation

The third quarter ending January 31, 2002 resulted in a net loss of $1,025,305 which compares with a loss of $571,467 for the same period in 2001. General and administrative expenses for the nine months ending January 31, 2002 were $849,331, an increase of $144,571 over the same period in 2001. Regulatory fees associated with the initial TSE listing requirement for the period were $81,200 as compared to $27,768 the year before. All other general and administrative costs increased from the previous year as the Company continued to actively explore its mineral properties. Interest income was $61,192 as compared to $59,835 the previous year. Project management fees of $97,910 were earned during the first nine months of the year. During the nine months ended January 31, 2002, $190,460 was incurred to acquire mineral properties through the issuance of 296,000 shares. During the first nine months, mineral property costs of $2,633,883 were incurred with $2,299,585 being funded by Anglo (Kaymin Resources Limited). A $200,000 option payment and $226,205 amount for recovery of past exploration expenditures were received pertaining to the Agnew Lake Property. During the third quarter ending January 31, 2002, management terminated the option agreements on the Schefferville, Quebec and Platina, Sudbury, Ontario properties and accordingly all related costs of $335,076 were written off.

During the quarter 10,000 shares of the Company were issued for $4,700, for a total issued and outstanding of 19,863,480 shares at January 31, 2002.

Working capital at January 31, 2002 was $1,669,095.

Investor relations and shareholder relations activities undertaken by the company during the nine months ended January 31, 2002 cost $241,372 as compared to $208,857 for the same period in 2001. These activities included attendance at various trade shows in North America and Europe.

On behalf of the Board of Directors

"Harry Barr"

Harry Barr

President and CEO

PACIFIC NORTH WEST CAPITAL CORP.
MAY 1, 2001 – JANUARY 31, 2002
(IN CANADIAN DOLLARS)
SCHEDULE B

Section 1:

Related Transaction - Current Fiscal Year To-Date:

Management fees of $48,000 were paid to a company controlled by a Director and Officer.
Rent in the amount of $40,310 was paid to a company controlled by a Director and Officer.
Engineering and consulting fees for Mineral Properties of $82,840 were paid to a Director.
A finders fee for a mineral property of $100,000 was paid to a Director.
Consulting fees in the amount of $38,140 paid to a company controlled by an Officer.

Section 2:

A. Securities Issued During Quarter Ended January 31, 2002.

Mineral Property	6,000	$0.61	Nov. 26, 2001
Mineral Property	20,000	$0.53	Dec. 17, 2001
Exercise of Option	10,000	$0.47	Jan. 3, 2002

B. Options Granted During Quarter Ended January 31, 2002.

Director/consultants	435,000	$0.60	Dec. 21. 2001

Section 3:

A. Authorized And Issued Share Capital As At January 31, 2002.

Authorized share capital - unlimited common shares without par value. A total of 19,863,480 shares have been issued for a total of $5,834,040.

B. Outstanding Options As At January 31, 2002.

August 17, 2003	11,000	$0.47
April 20, 2004	120,000	0.60
October 20, 2004	13,000	0.44
February 29,2005	469,500	0.83
May 3, 2005	30,000	2.10
May 3, 2005	505,000	0.60
December 15,2005	389,000	0.60
December 21,2006	435,000	0.60
Total	1,972,500	

PACIFIC NORTH WEST CAPITAL CORP.
MAY 1, 2001 – JANUARY 31, 2002
(IN CANADIAN DOLLARS)
SCHEDULE B

B. Outstanding Warrants As At January 31, 2002.

December 30, 2002	334,822	0.70
December 30, 2002	380,134	0.70
Total	714,956	

C. Shares In Escrow Or Subject To Pooling As At January 31, 2002.

NIL shares held in escrow.

D. List Of Directors and Officers As At January 31, 2002.

Harry Barr, Bernard Barlin, John Royall, Lindsay Bottomer and Taryn Downing